CUSIP No. 268443 10 8                                              Page 1 of 20

                                                -------------------------------
                                                         OMB APPROVAL
                                                -------------------------------
                                                OMB Number: 3235-0145
                                                Expires:  October 31, 1997
                                                Estimated average burden hours
                                                per response . . . . . . 14.90
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               AMENDMENT No. 3 to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                EFTC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  268443 10 8
                                  -----------
                                 (CUSIP Number)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                         1455 Pennsylvania Avenue, N.W.
                            Washington, D.C.  20004
                                 (202) 371-0150

                                with a copy to:

       Eric A. Stern, Esq.                            Murray A. Indick, Esq.
        Latham & Watkins                            Thayer-BLUM Funding, L.L.C.
    555 Eleventh Street, N.W.                          909 Montgomery Street
           Suite 1000                                        Suite 400
     Washington, D.C.  20004                          San Francisco, CA 94133
         (202) 637-2200                                   (415) 434-1111
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 2, 2001
                                  -----------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 268443 10 8                                              Page 2 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS      THAYER-BLUM FUNDING, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-2265389
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 3 of 20


                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          THAYER EQUITY INVESTORS IV, L.P.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-2128525
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 4 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          TC EQUITY PARTNERS IV, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-2121904
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 5 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          TC MANUFACTURING HOLDINGS, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 6 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          TC CO-INVESTORS IV, LLC

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-2139964
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 7 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          TC MANAGEMENT PARTNERS IV, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      52-2121901
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 8 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          FREDERIC V. MALEK

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 9 of 20


                                 SCHEDULE 13D
CUSIP NO.
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          CARL J. RICKERTSEN

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 10 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          JEFFREY W. GOETTMAN

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 11 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          DANIEL M. DICKINSON

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      SEE ITEM 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 12 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          RCBA STRATEGIC PARTNERS, L.P.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      94-3303833
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 13 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          RCBA GP, L.L.C.

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      94-3303831
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO (LIMITED LIABILITY COMPANY)
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 14 of 20

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS          RICHARD C. BLUM

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          37,636,077
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          37,636,077

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      37,636,077
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      78.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 268443 10 8                                              Page 15 of 20

          Item 1 of the Amended Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph:

          The number of shares reported in this Amendment No. 3 reflects an increase of 705,309 shares over those reported in Amendment No. 2, from 36,930,768 to 37,636,077. The increase reflects (i) accumulated interest on the Convertible Notes from February 1, 2001 until the date hereof, converted to an equivalent 23,607,099 shares of Common Stock if converted on the date hereof and
(ii) accumulated dividends on the Series B Preferred Stock from February 1, 2001 until the date hereof, converted to an equivalent 8,403,978 shares of Common Stock if converted on the date hereof.

          Item 2 (a),(b), (c) and (f) of the Amended Schedule 13D is hereby amended and supplemented by adding Daniel M. Dickinson as a Reporting Person. Mr. Dickinson is a private investment manager, citizen of the United States and a member of TC Equity Partners. Mr. Dickinson's principal business office is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.

          Item 4 of the Amended Schedule 13D is hereby amended and supplemented to read in its entirety:

Item 4.    Purpose of Transaction:
           ----------------------

(a)-(c), (e)-(f):   Reporting Person, Thayer-BLUM Funding, L.L.C. (the
"Purchaser"), purchased the securities reported herein through a negotiated transaction between Purchaser and Issuer which closed August 23, 2000.

          On October 10, 2000, Thayer-BLUM Funding II, L.L.C., an affiliate of the Purchaser ("TBF II"), acquired all of the issued and outstanding capital stock of K*TEC Electronics Corporation, a Delaware corporation ("K*TEC").
K*TEC, based in Sugar Land, Texas, is a private corporation specializing in custom electronics manufacturing. TBF II's beneficial owners include or may be deemed to include the following Reporting Persons: Thayer Equity Investors IV, L.P., TC Equity Partners IV, L.L.C., TC KCo, L.L.C., TC Co-Investors IV, LLC, TC Management Partners IV, L.L.C., RCBA Strategic Partners, L.P. and RCBA GP, L.L.C.

          TBF II has the power to appoint the K*TEC Board of Directors ("K*TEC Board"). Jeffrey W. Goettman is Chairman of the K*TEC Board and certain other persons affiliated with certain of the Reporting Persons are also on the K*TEC Board.

          On January 31, 2001, the K*TEC Board presented a letter to the Company's Board of Directors to propose a business combination between the Company and K*TEC whereby the Company would acquire K*TEC (the "Proposal"). In response to the Proposal, the Board of Directors of the Company appointed a special committee of independent directors (the "Special Committee"), and authorized it to engage its own legal and financial counsel to perform due diligence and financial analysis of the proposed business combination, and to give a recommendation to the Board of Directors to approve or reject the negotiated

CUSIP No. 268443 10 8                                              Page 16 of 20

Proposal. The Special Committee retained Cooley Godward, LLP as its legal advisor and J.P. Morgan H & Q to serve as financial advisor. J.P. Morgan H & Q subsequently issued a fairness opinion to the Special Committee concluding that the terms of the business combination as revised to reflect concerns of the Special Committee were fair to the Company's minority shareholders from a financial point of view.

          On May 2, 2001, the Company, K*TEC Electronics Holding Corporation, f/k/a K*TEC Electronics Corporation ("K*TEC"), and Express EMS Corporation ("Parent"), a newly formed wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for, among other things, the merger of the Company and K*TEC with and into Parent (the "Merger"). On May 3, 2001, the parties to the Merger Agreement agreed to substitute TBF II as a party to the K*TEC Merger (as such term is defined in the Merger Agreement). Such substitution is reflected in the Amended and Restated Agreement and Plan of Merger dated as of May 3, 2001 by and among the Company, K*TEC, TBF II and Parent (the "Amended and Restated Merger Agreement").

          Pursuant to the terms of the Amended and Restated Merger Agreement and subject to adjustments as set forth therein, at the Effective Time (as defined in the Amended and Restated Merger Agreement), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares to be cancelled) will be converted into the right to receive 0.25 of a fully paid and nonassessable share of Parent common stock. At the Effective Time, all of the outstanding units and/or membership interests of TBF II will be converted into the right to receive 15,127,174 shares of Parent common stock.

          Consummation of the Merger is subject to certain conditions set forth in the Amended and Restated Merger Agreement, including the approval of the Company's shareholders in accordance with applicable Colorado law and approvals required by any governmental entity.

          Pursuant to the Amended and Restated Merger Agreement, (i) the articles of incorporation of the Company in effect immediately prior to the Effective Time of the Merger will be the articles of incorporation of the Surviving Corporation at and after the Effective Time, until duly amended in accordance with their terms, (ii) the by-laws of the Company in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation at and after the Effective Time, until duly amended in accordance with their terms, and (iii) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation at and after the Effective Time.

          The Amended and Restated Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the capital stock of the Company. Pursuant to the Amended and Restated Merger Agreement, the Company has agreed, among other things, that, after the date of the Amended and Restated Merger Agreement and prior to the Effective Time of the Merger, it will not declare or pay any dividends on or make other distributions in respect of any of its capital stock.

CUSIP No. 268443 10 8                                              Page 17 of 20

          The Amended and Restated Merger Agreement is attached as Exhibit A-3 hereto and is incorporated herein by reference in its entirety. The foregoing summary of the Amended and Restated Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          Also in connection with the Merger Agreement, the Company entered into a Stockholder Agreement dated as of May 2, 2001 (the "Stockholder Agreement"), with Purchaser, TBF II and Express EMS Corporation, under which Purchaser agreed to vote all its shares of Company common stock in favor of the Merger, adoption of the Merger Agreement and against any action that would impede, interfere with, delay, postpone, or materially adversely affect the consummation of the Merger or the transactions contemplated thereby. The Stockholder Agreement also provided that Purchaser shall, on or before May 31, 2001, convert its Convertible Note into Company common stock and convert all shares of EFTC Series B Convertible Preferred Stock into Company common stock. As a result of adding TBF II as party to the K*TEC Merger, the Stockholder Agreement was amended whereby Thayer-BLUM Funding III, L.L.C., the sole owner of TBF II, was substituted for TBF II as party to the Stockholder Agreement (the "Amended and Restated Stockholder Agreement"). The material terms of the Amended and Restated Stockholder Agreement are the same as the Stockholder Agreement.

          The Amended and Restated Stockholder Agreement is attached as Exhibit A-4 to this Amended Schedule 13D and is incorporated by reference in its entirety in this Item 4. The foregoing summary of the Amended and Restated Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          (d) The following Purchaser nominees currently sit on the Issuer's Board of Directors: Jeffrey W. Goettman, John C. Walker, Douglas McCormick and Jose S. Medeiros.

(g) through (j):   Except as contemplated by the Amended and Restated Merger
Agreement and the Amended and Restated Stockholder Agreement, no Reporting Person has any present plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (g) through (j) of Item 4 of
Schedule 13D.

          Item 5(a) of the Amended Schedule 13D is hereby amended and supplemented to read in its entirety:

(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group, in which case the Reporting Persons would be deemed to have beneficial ownership of 37,636,077 shares of Common Stock which would account for 78.4% of the Common Stock then outstanding on an as converted basis .

          Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

CUSIP No. 268443 10 8                                              Page 18 of 20

Exhibit A-3:   Amended and Restated Agreement and Plan of Merger, dated as of
               May 3, 2001, by and among the Company, K*TEC, Thayer-BLUM Funding
               II, L.L.C. and Express EMS Corporation.

Exhibit A-4:   Amended and Restated Stockholder Agreement, dated as of May 3,
               2001, by and among the Company, Thayer-BLUM Funding, L.L.C.,
               Thayer-BLUM Funding III, L.L.C. and Express EMS Corporation.

Exhibit A-5:   Joint Filing Agreement, dated as of May 8, 2001.


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2001

                                    THAYER-BLUM FUNDING, L.L.C.

                                    By:   /s/ Jeffrey W. Goettman
                                        -------------------------------------
                                    Name:   Jeffrey W. Goettman
                                    Title:  Authorized Person

                                    THAYER EQUITY INVESTORS IV, L.P.

                                    By:  TC Equity Partners IV, L.L.C., its
                                         General Partner

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney-in-Fact

                                    TC EQUITY PARTNERS IV, L.L.C.

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney-in-Fact

                                    TC MANUFACTURING HOLDINGS, L.L.C.

                                    By:  TC Co-Investors IV, LLC, its
                                         Managing Member

                                    By:  TC Management IV, L.L.C., its
                                         Managing Member

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney-in-Fact

CUSIP No. 268443 10 8                                              Page 19 of 20

                                    TC CO-INVESTORS IV, LLC

                                    By:  TC Management Partners IV, L.L.C., its
                                         Managing Member

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney-in-Fact

                                    TC MANAGEMENT PARTNERS IV, L.L.C.

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney-in-Fact

                                    FREDERIC V. MALEK

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney in Fact

                                    CARL J. RICKERTSEN

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney in Fact

                                    JEFFREY W. GOETTMAN

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney in Fact

                                    DANIEL M. DICKINSON

                                    By: /s/ Barry E. Johnson
                                        -------------------------------------
                                        Barry E. Johnson, Attorney in Fact

                                    RCBA STRATEGIC PARTNERS, L.P.

                                    By:  RCBA GP, L.L.C., its General Partner

                                    By: /s/ Murray A. Indick
                                        -------------------------------------
                                        Murray A. Indick, Member

CUSIP No. 268443 10 8                                              Page 20 of 20

                                    RCBA GP, L.L.C.

                                    By: /s/ Murray A. Indick
                                        -------------------------------------
                                        Murray A. Indick, Member

                                    RICHARD C. BLUM

                                    By: /s/ Murray A. Indick
                                        -------------------------------------
                                        Murray A. Indick, Attorney-in-Fact